INTELLINETICS, INC.

2190 Dividend Dr.

Columbus, Ohio 43228

April 18, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Intellinetics, Inc.:
Registration Statement on Form S-3
File No. 333-286586
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Intellinetics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-captioned Registration Statement to Tuesday, April 22, 2025 at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request, the Registrant hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin C. Herbst of Kegler, Brown, Hill & Ritter Co., L.P.A., counsel to the Registrant, at (614) 462-5420 as soon as the Registration Statement has been declared effective.

Very truly yours,

INTELLINETICS, INC.

By:	/s/ James F. DeSocio
James F. DeSocio, President & CEO

cc:	Erin C. Herbst, Esq.